Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MARCH 2018	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces Revised Date for the Fourth Quarter and Full Year 2017 Conference Call

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--March 27, 2018--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that it has postponed the fourth quarter and full year 2017 financial results conference call, which was previously scheduled for Friday April 6, 2018, so that the members of Natuzzi senior management can attend the call. The Company will disclose its fourth quarter and full year 2017 financial results on Friday, April 6, 2018, as scheduled.

The Company will now host the conference call on Tuesday April 10, 2018 at 10:00 a.m. U.S. Eastern Time (4.00 p.m. Italian time, or 3.00 p.m. UK time) to discuss the financial results. The dial-in phone numbers for the live conference call are +1-800-289-0438 (toll-free) for persons calling from the U.S. or Canada, or +1-323-794-2423 for those calling from other Countries.

A live webcast of the conference call will be available on line at http://www.natuzzigroup.com/en-EN/ir/financial-release.html.

A replay of the call will be available shortly after the end of the conference call starting from April 10, 2018 (from 1:00 pm US Eastern time), to May 10, 2018. To access the replay of the conference call, interested persons need to dial +1-844-512-2921 (toll-free) for calls from U.S. and Canada, and +1-412-317-6671 for calls from other Countries. The access code for the replay is 3697265.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi S.p.A. is the Italian lifestyle best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2016) and has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
NATUZZI
INVESTOR RELATIONS
Piero Direnzo, tel. +39.080.8820.812
direnzo@natuzzi.com
or
NATUZZI
CORPORATE COMMUNICATION
Vito Basile, tel. +39.080.8820.676
(Press Office)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MARCH 27, 2018	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi